TIOMIN RESOURCES INC.

82-3430

PRESS RELEASE

SUPPL

Tiomin Resources announces financing of Cdn $5 million Over-allotment provision to increase to Cdn $7 million

Toronto, Canada. February 18, 2005. Tiomin Resources Inc. ("Tiomin") (TSX: TIO) is pleased to announce that it has entered into an agreement led by Sprott Securities Inc. and including Paradigm Capital Inc. to raise Cdn $5 million through an underwritten private placement of Units priced at $0.40 per Unit. Each Unit will consist of one common share and one-half of one common share purchase warrant ("Warrant"), each whole Warrant is exercisable into one common share of Tiomin at $0.50 per share for a period of 24 months after closing. The issue is subject to an over-allotment provision for the purchase of up to an additional 5,000,000 Units or Cdn $2 million. The transaction is expected to close on or before March 8, 2005 and is subject to regulatory approval.

Net proceeds from the issue will be largely applied towards the Kwale titanium mineral sands project in Kenya as it prepares to enter the construction phase, exploration expenditures and property payments on the Pukaqaqa copper/gold project in Peru, as well as general corporate purposes.

On February 2, 2005, Tiomin signed the fiscal investment agreement with the Government of Kenya for its Kwale titanium mineral sands project, paving the way towards construction later this year following completion of project financing. In addition, earlier this year the Company signed a 49/51% joint venture agreement with Compania Minera Milpo S.A.A. for the exploration of the Pukaqaqa copper/gold deposit in Peru where a 3,300 meter drilling program is underway.

This news release does not constitute an offer to sell or a solicitation of an offer to buy any of the securities in the United States. The securities have not been and will not be registered under the United States Securities Act of 1933, as amended (the "U.S. Securities Act") or any state securities laws and may not be offered or sold within the United States or to U.S. Persons unless registered under the U.S. Securities Act and applicable state securities laws or an exemption from such registration is available.

For further information, please contact Tiomin at (416) 350-3776 Jean-Charles Potvin, President, ext. 227 or Ian MacNeily, CFO ext. For further information, please contact Tiomin at (416) 350-3776 Jean-Charles Potvin, President, ext. 227 or Ian MacNeily, CFO ext. 232. or Donna Yoshimatsu ext. 222 or visit our website: www.tiomin.com.

NOT FOR DISTRIBUTION TO U.S. NEWS WIRE SERVICES OR FOR DISSEMINATION IN THE U.S.

Certain of the information contained in th[...]ase constitute "forward-looking statements" within the meaning of the Private Securities Litigation Reform Act of 199[...]oking statements, including but not limited to those with respect to the prices of rutile, zircon and ilmenite, est[...]timated costs of future production, the Company's sales policy and permitting time lines, involve kn[...]ies and other factors which may cause the actual results, performance or achievements of t[...]m any future results, performance or achievements expressed or implied by such forward-loo[...]g others, the actual prices of rutile, zircon and ilmenite, the factual results of current exploratio[...]ges in project parameters as plans continue to be evaluated, as well as those factors disclosed i[...] time to time with the Ontario Securities Commission.


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